Prospectus Supplement No. 11 (To Prospectus dated May 12, 2022)	Filed pursuant to Rule 424(b)(3) Registration No. 333-259514

This prospectus supplement updates, amends and supplements the prospectus dated May 12, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259514). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on April 25, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

On April 24, 2023, the closing price of our Class A Common Stock was $1.59 per share and the closing price of our public warrants was $0.19 per warrant.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 25, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 20, 2023
AgileThought, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39157	87-2302509
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

222 W. Las Colinas Blvd. Suite 1650E, Irving, Texas	(971) 501-1140	75039
(Address of Principal Executive Offices)	(Registrant's telephone number, including area code)	(Zip Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	AGIL	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AGILW	NASDAQ Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on April 18, 2023, AgileThought, Inc. (the “Company”) entered into a forbearance agreement in respect of that certain Financing Agreement, dated as of May 27, 2022 (as amended to date, the “Financing Agreement”), by and among the Company and the other loan parties thereto (collectively, the “Loan Parties”), the lenders thereunder, and Blue Torch Finance LLC, as administrative and collateral agent for such lenders. Pursuant to such forbearance agreement, the Loan Parties are required to enter into an amendment to the Financing Agreement that would, among other things, increase the revolver thereunder by up to $3 million.

On April 20, 2023, the Company and the other Loan Parties entered into such an amendment to the Financing Agreement (the “Revolver Amendment”) that increased the revolver thereunder by $3 million. Other than such increase in capacity to the revolver and certain other amendments, the terms of the Financing Agreement remain the same.

The foregoing description of the Revolver Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of the Revolver Amendment, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibit(s).

Exhibit Number	Exhibit Description
10.1	Amendment No. 5 to Financing Agreement, dated as of April 20, 2023, by and among AgileThought, Inc., certain lenders and other parties relating to the U.S. borrower.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 25, 2023

AGILETHOUGHT, INC.

By:	/s/ Amit Singh
Amit Singh
Chief Financial Officer